UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE PARENT COMPANY

(Exact name of registrant as specified in its charter)

COLORADO	65-0797093
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

1099 18th Street, Suite 1800, Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	NASDAQ Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☐

Securities Act registration statement file number to which this form relates:    Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:    None

(Title of Class)

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the reincorporation of BabyUniverse, Inc., a Florida corporation (“BabyUniverse”), from Florida to Colorado (the “Reincorporation”) and the changing of the name of BabyUniverse to The Parent Company. On January 8, 2008, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) between BabyUniverse and The Parent Company, a Colorado corporation and wholly-owned subsidiary of BabyUniverse (“Parent”), BabyUniverse merged with and into Parent with Parent surviving the merger and BabyUniverse thereby changing its name to The Parent Company.

The board of directors (at a meeting held October 25, 2007) and the holders of at least 75% of our issued and outstanding shares of common stock (by written consent dated December 17, 2007 in lieu of a meeting of stockholders) approved the Reincorporation and the Merger Agreement.

As a result of the Reincorporation, each outstanding share of BabyUniverse common stock, par value $0.001, was automatically converted into one share of Parent’s common stock, par value $0.001 and all options, warrants and other rights to acquire BabyUniverse’s common stock outstanding immediately before the Reincorporation were automatically converted into options, warrants and rights to acquire the same number of shares of Parent’s common stock, with the same terms and conditions. Following the Reincorporation, the Articles of Incorporation and Bylaws of Parent replaced the articles of incorporation and bylaws of BabyUniverse.

In connection with the Reincorporation, the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on March 20, 2006 is hereby amended and restated as follows:

Item 1.	Description of Registrant’s Securities to be Registered.

General

The following description of Parent’s capital stock is only a summary. For more complete information, you should refer to Parent’s Articles of Incorporation and Bylaws, which have been filed with the Securities and Exchange Commission. Colorado law may also affect the terms of our capital stock. We are authorized to issue 100,000,000 shares of capital stock consisting of 90,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of January 2, 2008, there were 24,215,075 shares of common stock outstanding which were held of record by approximately 62 shareholders. In addition, as of January 2, 2008, options to purchase a total of 429,690 shares of common stock were outstanding and 3,080,221 additional shares of common stock are available for future grant under our various equity compensation plans pursuant to which common stock of Parent has been or may be issued.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Cumulative voting is not permitted in the election of directors. Our board of directors is divided into three classes with members of each class of directors serving for staggered three-year terms.

Subject to preferences that may be applicable to any shares of preferred stock that may be outstanding from time to time, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock to be outstanding upon completion of the Reincorporation will be fully paid and nonassessable.

Preferred Stock

Under our articles of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and with respect to each such series, to determine the designation, preferences, limitations and relative rights thereof. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

NASDAQ Capital Market Listing

Our common stock is traded on the NASDAQ Capital Market under the symbol “KIDS.” We have applied for the listing of our common stock on the NASDAQ Global Market.

Item 2.	Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of The Parent Company, incorporated by reference to Exhibit B to BabyUniverse’s Information Statement on Schedule 14C filed on December 19, 2007)

3.2	Bylaws of The Parent Company, incorporated by reference to Exhibit C to BabyUniverse’s Information Statement on Schedule 14C filed on December 19, 2007

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE PARENT COMPANY

Dated: January 9, 2008	By:	/s/ Barry Hollingsworth
Barry Hollingsworth
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of The Parent Company, incorporated by reference to Exhibit B to BabyUniverse’s Information Statement on Schedule 14C filed on December 19, 2007)

3.2	Bylaws of The Parent Company, incorporated by reference to Exhibit C to BabyUniverse’s Information Statement on Schedule 14C filed on December 19, 2007